FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from:___________ to ____________
                         Commission file number: 1-13754

                       THE ALLMERICA FINANCIAL EMPLOYEES'
                           401(K) MATCHED SAVINGS PLAN
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter
       Delaware                                                 04-3263626
 (State or other jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                         Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
              (Registrant's telephone number, including area code)

        _________________________________________________________________
         (Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Employees' 401(k) Matched
Savings Plan
Financial Statements
and Additional Information
December 31, 2003 and 2002

The Allmerica Financial Employees' 401(k) Matched Savings Plan
-------------------------------------------------------------------------------
December 31, 2003 and 2002





TABLE OF CONTENTS




Report of Independent Registered Public Accounting Firm.......................1
Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements...............................................4-9



Additional Information*



Schedule H, line 4i - Schedule of Assets (Held At End of Year)............10-11























* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of The Allmerica Financial Employees'
  401(k) Matched Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Employees' 401(k) Matched Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Boston, MA
June 23, 2004

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Net Assets Available for Benefits
At December 31,
--------------------------------------------------------------------------------

                                                           2003              2002
                                                   ----------------  ----------------
Assets
Investments, at fair value:

   Non-affiliated mutual funds:
       Fidelity Advisor Equity Income Fund         $   60,495,628*     $   49,393,176
       SSgA S&P 500 Index Fund                         44,039,499*         33,702,795
       Dreyfus Premier Core Bond Fund                  33,467,190*         34,458,681
       Dreyfus Cash Management Plus Fund               33,328,427*         47,429,131
       CRM Small Cap Value Fund                        15,903,590           9,251,789
       Putnam Vista Fund                               12,828,137           9,260,538
       Alliance Bernstein Premier Growth
         Institutional Fund                             9,642,704           6,843,130
       TCW Galileo Small Cap Growth Fund                4,308,779             982,224
       MFS High-Income Fund                             1,947,065             664,482
       Berger International Core Fund                       -               7,597,659
                                                  ----------------    ----------------
                                                      215,961,019         199,583,605

      Allmerica Financial Corporation
       Stock Fund, at fair value:
         Allmerica Financial Corporation Stock         23,848,138           8,173,450
         Cash and equivalents                           1,058,553             408,982
                                                  ----------------    ----------------
                                                       24,906,691*          8,582,432

Investment with First Allmerica Financial Life
Insurance Company, at contract value:
       Fixed Fund                                     116,772,652*         97,754,242

Participant loans                                       7,311,395           8,339,109

Other assets                                                -                 184,181
                                                  ----------------    ----------------
Net assets available for benefits                  $  364,951,757      $  314,443,569
                                                  ================    ================

* Amount represents five percent or more of net assets available for benefits at December 31, 2003.
















   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31,
--------------------------------------------------------------------------------

                                                         2003                 2002
                                                  -----------------   -----------------
Investment gain (loss):
  Net appreciation (depreciation) of:
      Non-affiliated mutual funds                   $   33,992,888     $  (32,138,302)
      Allmerica Financial Corporation
        Stock Fund                                      16,783,197        (27,288,493)
  Interest and dividend income                           7,747,968         10,111,449
  Other gain (loss)                                         96,778            (48,516)
                                                   ----------------   ----------------
                                                        58,620,831        (49,363,862)
                                                   ----------------   ----------------

Contributions:
  Employer contributions                                 5,320,009          4,976,086
  Employee contributions                                18,210,228         18,043,753
                                                   ----------------   ----------------
                                                        23,530,237         23,019,839
                                                   ----------------   ----------------

  Total investment gain (loss) and                      82,151,068        (26,344,023)
    contributions                                  ----------------   ----------------


Benefit payments                                       (31,642,880)       (48,575,773)
                                                   ----------------   ----------------

Net increase (decrease) during year                     50,508,188        (74,919,796)

Transfers out of Plan                                        -               (202,916)

Net assets available for benefits,
  beginning of year                                    314,443,569        389,566,281
                                                   ----------------   ----------------

Net assets available for benefits,
  end of year                                       $  364,951,757     $  314,443,569
                                                   ================   ================









   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - Description of plan

The following description of The Allmerica Financial Employees' 401(k) Matched Savings Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for eligible employees of First Allmerica Financial Life Insurance Company ("FAFLIC," "the Sponsor" or "the Company"), a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan's recordkeeper is Hewitt Associates LLC. State Street Bank and Trust Company is the Trustee of the Plan and of the AFC Stock. The Sponsor holds those assets invested in its Fixed Fund.

On October 13, 2003, the Board of Directors voted to change its recordkeeper from Hewitt Associates LLC to Fidelity Management Trust Company, effective January 1, 2004. Additionally, the Board of Directors voted to appoint Fidelity Management Trust Company Trustee of the Plan, effective January 1, 2004. The Fixed Fund was liquidated at fair value effective January 1, 2004 upon the appointment of Fidelity Management Trust Company as recordkeeper and Trustee. These funds were reinvested in other investment vehicles offered by the Plan.

Eligibility

Active employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

The Plan has a 401(k) match provision. Employees are eligible to receive matching contributions in the Plan on the first day of the calendar month coincident with or next following completion of one year of service, as defined by the Plan document. Under this provision, the amount of the match is determined by the Sponsor's Board of Directors and is announced at the beginning of each year. Employer contributions are 100% vested to the participant immediately upon receipt. In addition, the Board of Directors may require that all matching contributions be made to the AFC Stock Fund. However, this restriction was not imposed during the 2003 or 2002 plan year.

In 2003 and 2002, the matching contribution rate was 50% of the first 6% of participants' 401(k) contributions made to the Plan in each pay period. The matching contribution rate was not applied to any 2003 or 2002 401(k) "Catch-up Contributions" made by participants (see "Participant accounts"). These contributions were allocated to the same investment vehicles as the employee contributions.

Forfeitures

Forfeitures of employer contributions related to nonvested terminated participants have been transferred to the Dreyfus Cash Management Plus Fund in 2003 and 2002. Forfeited amounts are used to offset the employer contributions and are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant. Forfeitures in the amount of $69,589 and $495,908 were used to reduce employer contributions in 2003 and 2002, respectively.

Participant accounts

Active   participants   in  the  Plan  are  eligible  to  make  401(k)  deferral
contributions through the use of a salary reduction plan up to a maximum of $12,000 for 2003 and $11,000 for 2002.

As a result of the Tax Relief Reconciliation Act of 2001, a "Catch-up Contribution" provision was established to allow employees, who reach at least 50 years of age during the year, to accelerate the amount they defer, up to a maximum of $14,000 for 2003 and $12,000 for 2002. The amount deferred in excess of the annual limit is not eligible to receive the Company match. This provision was effective January 1, 2002. In 2003, 99 employees accelerated their deferrals, which amounted to $180,440 in additional contributions. During 2002, 69 employees accelerated their deferrals resulting in additional contributions of $66,664.

As directed by participant election, contributions can be invested in the Fixed Fund, the non-affiliated mutual funds, or the Allmerica Financial Corporation Stock Fund. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Participant loans

Loans made to active participants are secured by the vested portion of the participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are not charged to employees. Interest income on participant loans totaled $492,746 and $690,633 in 2003 and 2002, respectively.

Distributions and vesting provisions

Vested account balances are payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. Distributions to participants are payable either through a lump sum payment or through periodic payments. If a lump sum distribution is elected, the participant has the option of taking the AFC Stock Fund in-kind.

A participant's account balance is immediately vested and includes the employer matching contribution, the rollover account, the after-tax voluntary contribution account and the tax deductible voluntary contribution account. In addition, all employer profit sharing contributions for active participants (contributed for the plan years 1994 and prior) are now fully vested.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant   accounting  and  reporting  policies  followed  by  the  Plan  are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

The Fixed Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rate was 5.42% and 6.00% for monies invested in 2003 and 2002, respectively. The average rate of return for the Fixed Fund for the years ended December 31, 2003 and 2002 was 5.42% and 6.00%, respectively.

The insurance contracts underlying the Fixed Fund of the Plan are fully benefit-responsive and are therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans. As such, these investments are recorded at contract value, which approximates fair value at December 31, 2003 and 2002.

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by State Street Bank and Trust Company, which are based on the published net asset values of the funds. The investment returns of the non-affiliated mutual funds and the separate investment accounts of the Sponsor were as follows:


                                          Year Ended            Year Ended
 Non-Affiliated Mutual Funds           December 31, 2003     December 31, 2002
 ---------------------------           -----------------     -----------------

Fidelity Advisor Equity Income Fund         29.16 %              (15.20)%
SSgA S&P 500 Index Fund                     28.59 %              (22.34)%
Dreyfus Premier Core Bond Fund               7.32 %                5.88 %
Dreyfus Cash Management Plus Fund            0.84 %                1.59 %
CRM Small Cap Value Fund                    48.33 %              (17.83)%
Putnam Vista Fund                           33.39 %              (30.67)%
Alliance Bernstein Premier Growth
 Institutional Fund                         22.68 %              (30.81)%
TCW Galileo Small Cap Growth Fund           48.78 %              (47.50)%
MFS High-Income Fund                        22.76 %                0.76 %
Berger International Core Fund*            (11.39)%              (19.56)%

*The Berger International Core Fund was liquidated as of March 31, 2003, due to a reorganization by Berger's parent company. The return for the year ended December 31, 2003, represents the return recognized for the three months ended March 31, 2003, which is the period in which the Plan had assets invested in the fund.

Due to participant-directed investment activity, actual investment returns experienced by the participants in the Plan may differ from those displayed in the above Fund returns.

The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. The investment return for 2003 and 2002 was 190.75% and (75.34)%, respectively.

Participant loans are valued at their outstanding values, which approximate fair value.

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Net appreciation (depreciation) on fair the value of investments includes realized gains and (losses) and unrealized appreciation (depreciation) of the investments.

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan. As of December 31, 2003, all of the annuities and life insurance contracts have been surrendered or reassigned.

Administrative expenses

Hewitt Associates LLC maintains agreements with certain non-affiliated mutual funds and for such agreements receives a portion of certain asset-based fees (12b-1 fees) charged by the fund. These fees are calculated based on the average daily net asset value of Plan assets in each respective fund. These fees are used to reduce charges from Hewitt Associates LLC to the Sponsor for certain administrative and professional services. Fees to State Street Bank and Trust for trustee related services are voluntarily assumed and paid directly by the Sponsor. The Sponsor pays all other expenses incurred in the administration of the Plan.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 - Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and non- forfeitable and be either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant's option.

NOTE 5 - Significant transactions and other matters

During 2002, the Sponsor adopted a restructuring plan related to its life insurance and annuity business. This restructuring resulted in the elimination of approximately 476 positions, of which 411 employees were terminated as of December 31, 2003 and 63 vacant positions were eliminated. As a result of these initiatives plan assets declined during 2002, resulting from increased withdrawals related to these terminated employees.

During 2002, certain employees became agents of the Company. This resulted in the transfer of $202,916 of Plan assets to The Allmerica Financial Agents' Retirement Plan in accordance with Plan provisions. There were no assets transferred between plans during 2003.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2003
--------------------------------------------------------------------------------

       Identity of                      Description                        Shares or         Contract or
          Issue                        of Investments                        Units          Current Value
Investment with First
Allmerica Financial Life
Insurance Company**:

    Fixed Fund                   Group annuity contract with                                $ 116,772,652 *
                                 interest rate at 5.42%

Investments with
non-affiliated mutual funds:


    Fidelity Advisor Equity      Diversified portfolio of mid- to             2,316,065        60,495,628 *
    Income Fund                  large-cap value companies

    SSgA S&P 500 Index Fund      Common stocks which comprise S&P 500         2,398,666        44,039,499 *
                                 Composite Stock Index

    Dreyfus Premier Core Bond    Broad-based, intermediate-term bond          2,948,048        33,467,190 *
    Fund                         fund designed to offer diversified
                                 exposure to the domestic fixed-income
                                 market

    Dreyfus Cash Management      Short-term money market fund that            3,196,589        33,328,427 *
    Plus Fund                    invests primarily in high-quality
                                 domestic and foreign U.S. Dollar
                                 denominated money market instruments

    CRM Small Cap                Small-cap fund focused on long-term            652,589        15,903,590
    Value Fund                   capital appreciation by investing in
                                 value-oriented securities

    Putnam Vista Fund            Growth oriented, mid-cap fund with           1,605,524        12,828,137
                                 domestic focus




The Allmerica Financial Employees' 401(k) Matched Savings Plan
Form 5500, Schedule H, Line 4i (continued)
Schedule of Assets (Held at End of Year)
At December 31, 2003
--------------------------------------------------------------------------------

          Identity of                         Description                  Shares or         Contract or
             Issue                           of Investments                  Units          Current Value
Investments with
Non-Affiliated Mutual Funds
(continued):

    Alliance Bernstein Premier   Large-cap growth fund investing in           1,073,798   $    9,642,704
    Growth Institutional Fund    companies with above average earnings
                                 growth


    TCW Galileo Small            Small-to mid-cap aggressive growth             293,714        4,308,779
    Cap Growth Fund              fund

    MFS High-Income Fund         Portfolio that seeks high current              161,618        1,947,065
                                 income by investing in higher
                                 yielding, lower rated debt of
                                 financially weaker companies

Allmerica Financial
Corporation Stock
Fund **:
   Allmerica Financial            Common stock traded on the New York                         23,848,138 *
   Corporation Stock              Stock Exchange

   Cash and equivalents                                                                        1,058,553

Participant loans                 Interest rates from 5.0% to 10.5%                            7,311,395

                                                                                          ---------------
Total Investments                                                                         $  364,951,757
                                                                                          ===============


*   Amount represents five percent or more of net assets available for benefits.
**  Represents party-in-interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE ALLMERICA FINANCIAL EMPLOYEES'
                                  401(K) MATCHED SAVINGS PLAN
                                  ---------------------------
                                  (Name of Plan)

                                  /s/ Barbara Z. Rieck
                                  --------------------
                                  Plan Administrator: First Allmerica Financial Life Insurance Company by Barbara Z. Rieck Manager of Retirement Services


                                  June 24, 2004

Exhibit Index

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm